

JESSICA SMITH & COMPANY

10/10/2018

RE: Brown Equity Properties, LLC
397 E Sam Houston Parkway N #120
Houston, TX 77060

To Whom It May Concern:

Please be advised that our firm has review the financial statements of Brown Equity Properties, LLC. Their firm has not conducted any operations to date and therefore, have no financial activity reflected on the P&L. There are assets which represent the initial deposit to open the bank account for the business. There is a current liability which represents the working capital loan to start the operations of the business.

Should you have any further questions, please feel free to contact us.

Sincerely,

Jessica A. Smith
Lic. #105733

file: bep101018

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